Exhibit 99.02

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

NuStar GP, LLC and Unitholders of Nustar Energy L.P.:

We have audited the accompanying balance sheet of Riverwalk Logistics, L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2007. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Riverwalk Logistics, L.P. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

February 28, 2008

RIVERWALK LOGISTICS, L.P.

BALANCE SHEET

DECEMBER 31, 2007

(Thousands of Dollars)

Assets

Cash	$1
Investment in NuStar Energy L.P.	68,248

Total assets	$68,249

Liabilities and Partners’ Equity

Notes payable to affiliates	$13,902
Commitments and contingencies (Note 7)

Partners’ equity:
Limited partner equity held by Riverwalk Holdings, LLC	53,773
General partner equity held by NuStar GP, LLC	53
Accumulated other comprehensive income	521

Total partners’ equity	54,347

Total liabilities and partners’ equity	$68,249

See Notes to Balance Sheet.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET

December 31, 2007

1. Organization and Basis of Presentation

Riverwalk Logistics, L.P. (Riverwalk Logistics) is a Delaware limited partnership and the general partner of NuStar Energy L.P. The general partner of Riverwalk Logistics is NuStar GP, LLC with a 0.1% general partner interest and the limited partner is Riverwalk Holdings, LLC with a 99.9% limited partner interest. NuStar GP, LLC and Riverwalk Holdings, LLC are wholly owned subsidiaries of NuStar GP Holdings, LLC (NYSE: NSH).

As used in this report, references to “we,” “us,” or “our” collectively refer, to Riverwalk Logistics.

NuStar GP Holdings, LLC was formed in June 2000 as UDS Logistics, LLC. Valero Energy Corporation (Valero Energy) (NYSE: VLO), acquired UDS Logistics in connection with its December 31, 2001 acquisition of Ultramar Diamond Shamrock Corporation (UDS). UDS Logistics changed its name to Valero GP Holdings, LLC in January 2006 and then to NuStar GP Holdings, LLC in April 2007.

In two separate public offerings in 2006, Valero Energy sold their ownership interest in NuStar GP Holdings, LLC. We did not receive any proceeds from either public offering, and Valero Energy’s ownership interest in NuStar GP Holdings, LLC was reduced to zero.

NuStar Energy L.P. (NYSE: NS) is a publicly traded Delaware limited partnership engaged in the crude oil and refined product transportation, terminalling and storage business in the United States, the Netherland Antilles, Canada, Mexico, the Netherlands and the United Kingdom and purchases certain petroleum products for resale to third parties. NuStar Energy conducts substantially all of its business through its operating partnerships and wholly owned subsidiaries, NuStar Logistics, L.P. and Kaneb Pipe Line Operating Partnership, L.P. As of December 31, 2007, the common units held by the public represent 77.7% of NuStar Energy L.P.’s outstanding partnership equity with the balance owned by Riverwalk Holdings, LLC and NuStar GP, LLC (common units representing 20.3%) and Riverwalk Logistics (2% general partner interest and 100% of the incentive distribution rights).

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to asset impairments, based on currently available information. Changes in facts and circumstances may result in revised estimates.

Investment in NuStar Energy L.P.

We account for our investment in NuStar Energy L.P. using the equity method. We evaluate our investment in NuStar Energy L.P. for impairment if and when there is evidence that we may not be able to recover the carrying amount of our investment or that NuStar Energy L.P. is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of our investment that is other than a temporary decline is recognized currently in earnings based on the difference between the estimated current fair value of the investment and our carrying amount. In order to determine fair value, our management must make certain estimates and assumptions regarding NuStar Energy L.P.’s operations, including, among other things, an assessment of market conditions, projected cash flows, interest rates and growth rates that could significantly impact the fair value of our investment. Due to the significant subjectivity of the assumptions used to determine fair value, changes in market conditions and/or changes

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NOTES TO BALANCE SHEET – (Continued)

in assumptions could result in significant impairment charges in the future, thus affecting our earnings. Any such unfavorable changes in market conditions could also significantly affect cash distributions we receive from NuStar Energy L.P. and thus cash distributions we pay. We believe that the carrying amount of our investment in NuStar Energy L.P., as of December 31, 2007, is recoverable.

Income Taxes

Riverwalk Logistics is a limited partnership and is not subject to federal income taxes. Accordingly, the taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal income tax returns of the individual partners.

Accounting for Sales of Units by NuStar Energy L.P.

Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary’s stock on the parent’s investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent’s investment (SAB 51 credits or charges, respectively) either in income or in equity. We record such SAB 51 credits or charges directly to members’ equity.

3. Accounting Pronouncement

FASB Statement No. 157

In September 2006, the FASB issued Statement No. 157, as amended, “Fair Value Measurements.” Statement No. 157, as amended, defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The FASB deferred the effective date for one year for all nonfinancial assets and liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We will still need to apply the recognition and disclosure provisions of Statement No. 157 for financial assets and liabilities and for nonfinancial assets and liabilities that are re-measured at least annually. The adoption of Statement No. 157 effective January 1, 2008 has not materially affected our financial position.

FASB Statement No. 159

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” Statement No. 159 creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on an instrument-by-instrument basis, with changes in fair value recognized in earnings as those changes occur. The adoption of Statement No. 159 effective January 1, 2008 has not affected our financial position.

FASB Statement No. 141R

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. Statement 141R will significantly change the accounting for business combinations. Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Statement 141R will change the accounting treatment for certain specific items, such as acquisition costs, acquired contingent liabilities, restructuring costs, changes in deferred tax asset valuation allowances and other items. Statement 141R also includes a substantial number of new disclosure requirements. Statement 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, we will not adopt the provisions of Statement 141R until January 1, 2009.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

4. Investment in NuStar Energy L.P.

Summary Financial Information

The following presents summarized balance sheet information related to NuStar Energy L.P. and its subsidiaries as of December 31, 2007 (in thousands):

Assets

Current assets	$347,134
Property and equipment, net	2,492,086
Goodwill	785,019
Investment in joint ventures	80,366
Other noncurrent assets, net	78,482

Total assets	$3,783,087

Liabilities and Partners’ Equity
Current liabilities	$242,485
Long-term debt, less current portion	1,445,626
Other long-term liabilities	100,144

Limited partners (49,409,749 common units outstanding as of December 31, 2007)	1,926,126
General partner	41,819
Accumulated other comprehensive income	26,887

Total liabilities and partners’ equity	$3,783,087

Reconciliation of Investment in NuStar Energy L.P.

The following is a reconciliation of NuStar Energy L.P.’s general partner’s equity to Riverwalk Logistics’ investment in NuStar Energy L.P. as of December 31, 2007 (in thousands):

NuStar Energy L.P.’s general partner’s equity	$41,819
SAB 51 Gain	13,957
Step-up in basis related to NuStar Energy L.P.’s assets and liabilities, including equity method goodwill, and other	11,934
NuStar Energy L.P.’s other comprehensive income	538

Riverwalk Logistics’ investment in NuStar Energy L.P.	$68,248

Transactions between NuStar Energy L.P. and Riverwalk Logistics typically relate to capital contributions and redemptions, equity in earnings, and receipt of quarterly cash distributions. The cash distributions received by Riverwalk Logistics are further distributed to its partners, Riverwalk Holdings, LLC and NuStar GP, LLC.

NuStar Energy L.P.’s Allocations of Net Income

NuStar Energy L.P.’s partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and Riverwalk Logistics will receive. NuStar Energy L.P.’s partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and Riverwalk Logistics. For purposes of maintaining partner capital accounts, the partnership agreement

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NOTES TO BALANCE SHEET – (Continued)

specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to Riverwalk Logistics.

NuStar Energy L.P.’s Cash Distributions

NuStar Energy L.P. makes quarterly distributions of all of its available cash, generally defined as cash receipts less cash disbursements and cash reserves established by Riverwalk Logistics in its sole discretion. These quarterly distributions are declared and paid within 45 days following the end of each quarter based on the partnership interest outstanding as of a record date.

Riverwalk Logistics is entitled to incentive distributions if the amount NuStar Energy L.P. distributes with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	NuStar Energy L.P. Unitholders	Riverwalk Logistics

Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

On November 19, 2007 NuStar Energy L.P. issued 2,600,000 common units representing limited partner interests at a price of $57.20 per unit resulting in total proceeds of $143.1 million, net of issuance costs. In order to maintain our 2% general partner interest, we contributed $3.0 million to NuStar Energy L.P. The issuance price per unit exceeded our carrying amount per unit at the time of issuance which resulted in a SAB 51 credit of approximately $0.4 million.

5. Notes Payable to Affiliates

On December 31, 2007, Riverwalk Logistics, NuStar GP, LLC and Riverwalk Holdings, LLC executed two revolving promissory notes. The revolving promissory note with NuStar GP, LLC has a maximum limit of $20.0 thousand and had an outstanding balance of $13.9 thousand as of December 31, 2007. The revolving promissory note with Riverwalk Holdings, LLC has a maximum limit of $20.0 million and had an outstanding balance of $13.9 million as of December 31, 2007. Interest on the revolving promissory notes varied based on NuStar Energy L.P.’s weighted average cost of all borrowed funds, including interest expense, amortization of debt issuance expense, commitment fees, costs of maintaining compensating balances, if any, penalties, if any, and all other out-of-pocket costs, fees and expenses incurred in connection with the borrowed funds. Interest is payable monthly; however, it may be added to the principal balance in lieu of payment. For the year ended December 31, 2007, the weighted-average interest rate was 6.1%. Principal is due on demand, but if no demand is made, the outstanding principal is due on December 31, 2008.

RIVERWALK LOGISTICS, L.P.

NOTES TO BALANCE SHEET – (Continued)

6. Commitments and Contingencies

We are not currently a party to any material legal proceedings. However, NuStar Energy L.P. is subject to certain loss contingencies, the outcome of which could have an effect on NuStar Energy L.P’s results of operations and ability to pay distributions, which would impact our results of operations and ability to pay distributions. NuStar Energy L.P.’s operations are subject to extensive federal, state and local environmental and safety laws and regulations. Although NuStar Energy L.P. believes its operations are in substantial compliance with applicable environmental and safety laws and regulations, risks of additional costs and liabilities are inherent in pipeline, terminalling and storage operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental and safety laws and regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, NuStar Energy L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, and to limit the financial liability which could result from such events. However, some risk of environmental or other damage is inherent in pipeline, terminalling and storage operations, as it is with other entities engaged in similar businesses.